SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

29 October 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 29 October 2009 re: Lloyds Banking Group

96/09     29 October 2009

LLOYDS BANKING GROUP

Lloyds Banking Group (Lloyds) notes recent media speculation regarding its proposed potential participation in the Government Asset Protection Scheme (GAPS). Lloyds is in advanced discussions with HM Treasury, UK Financial Investments and the Financial Services Authority regarding alternatives to participation in GAPS.

Lloyds believes that any alternative proposals to GAPS would be likely to include a substantial capital raising of core tier 1 and contingent core tier 1 capital to increase the Group's capital ratios to an appropriate level of strength and flexibility, and would provide a strong capital base for the future stability and success of the Group. The alternative proposals would also meet the FSA's requirements for stressed economic conditions.

Capital raising options currently under consideration include a combination of raising immediately available core tier 1 capital by way of a rights issue and generating contingent core tier 1 and/or core tier 1 capital through the exchange of certain existing Group capital securities. The capital raisings contemplated are expected to be fully underwritten and will be subject to shareholder approval.

Should Lloyds not enter into GAPS it expects it will be required to pay HM Treasury a fee in recognition of the value of the implicit guarantee Lloyds has benefited from since the announcement of its intended participation in GAPS in March 2009. There can be no certainty at this stage that any alternative to GAPS will proceed. All options remain open.

Lloyds also notes recent media speculation regarding its discussions with the European Commission regarding the terms of the restructuring plan to address the state aid which has been received by the Group. Lloyds confirms that it is in advanced discussions with the European Commission and further details will be announced in due course. Based on the discussions to date it is confident that the final terms of its restructuring plan, including any required divestments of assets, will not have a material impact on the Group. The Group remains confident that it will meet its commitment to deliver more than £1.5 billion run-rate synergies and other operating efficiencies by the end of 2011, notwithstanding the impact of the expected state aid remedies.

The Group continues to trade satisfactorily. It has delivered a robust trading performance over the last few months and continues to deliver in line with recent guidance.

A further announcement will be made as appropriate.

– END –

For further information:

Investor Relations

Michael Oliver                                                                                      +44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe                                                                               +44 (0) 20 7356 1571
Senior Manager, Investor Relations

Email: douglas.radcliffe@ltsb-finance.co.uk

Media Relations

Shane O’Riordain                                                                               +44 (0) 20 7356 1849
Group Communications Director
Email: shane.o’riordain@lloydsbanking.com

Any offering of securities by Lloyds would not be registered under the U.S. Securities Act of 1933 and may not be offered of sold in the United States absent registration or an applicable exemption from the registration requirement of the Securities Act.

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group’s actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, the ability to derive cost savings and other benefits as well as to mitigate exposures from the acquisition and integration of HBOS, risks concerning borrower quality, market related trends and developments, changing demographic trends, changes in customer preferences, changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to regulatory scrutiny, legal proceedings or complaints, competition and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  29 October 2009